Rock Resources Inc.

#610 – 1111 Melville Street, Vancouver, B.C., V6E 3V6

TEL: (604) 688-3304
FAX: (604) 682-6038

E-mail: info@rockresources.com
Web Site: http://www.rockresources.com

03 JUN 30 7:21

SUPPL

TSX V RCK

June 19, 2003



03024078

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated June 19, 2003
Pursuant to News Release Dated June 19, 2003

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman and President

Encl.

c.c. TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 6/30

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 Reporting Issuer

ROCK RESOURCES INC.
Suite 610 – 1111 Melville Street
Vancouver, BC, V6E 3V6
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 Date of Material Change

June 19, 2003 – Vancouver, British Columbia

Item 3 Press Release

June 19, 2003

Item 4 Summary of Material Change Please see item 5 below for details.

Two new directors appointed. Effective from today, the Rock board has filled its two vacancies by the appointment of Mr John A. Versfelt and Mr William (Bill) Jung, CA.

Item 5 Full Description of Material Change

Two new directors appointed. Effective from today, the Rock board has filled its two vacancies by the appointment of Mr John A. Versfelt and Mr William (Bill) Jung, CA.

Mr Versfelt is President and C.E.O of Cabo Mining Corp. Mr Versfelt brings to the Company over twenty years of public company CFO experience in corporate financing and strategic management mostly with small cap, growth oriented companies. Mr Versfelt is also experienced in corporate restructuring, organization and control, senior administrative management, business systems analysis and design, project management, contract/agreement negotiations, and regulatory filings.

Mr. Jung, a former chartered accountant has had over twenty-five years of experience in the areas of finance and business. The past ten years he served as CEO of a TSX Venture Exchange listed company and spearheaded the successful establishment of two telecommunications joint venture projects in the people's republic of China. His financial background and familiarity in managing public companies will definitely be an asset to the company.

Also with immediate effect, Mr Allen Rose has been terminated as Company Secretary and Chief Financial Officer and Mr Versfelt has been appointed to these two positions.

In making these announcements, Graeme Rowland, Chairman and President of Rock Resources said, "I am very pleased to welcome John and Bill to the board and believe that their combined experience will enhance our efforts to create shareholder value."

Item 6 Reliance on Section 85(2) of the Act
Not applicable.

Item 7 Omitted Information
Not applicable.

Item 8 Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #610 – 1111 Melville Street
Vancouver, BC, V6E 3V6

Item 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

June 19, 2003
(date)

"Graeme Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, BC,

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

ROCK RESOURCES INC.
(the "Company")

News Release – NEW DIRECTORS APPOINTED

June 19, 2003

Two new directors appointed. Effective from today, the Rock board has filled its two vacancies by the appointment of Mr John A. Versfelt and Mr William (Bill) Jung, CA.

Mr Versfelt is President and C.E.O of Cabo Mining Corp. Mr Versfelt brings to the Company over twenty years of public company CFO experience in corporate financing and strategic management mostly with small cap, growth oriented companies. Mr Versfelt is also experienced in corporate restructuring, organization and control, senior administrative management, business systems analysis and design, project management, contract/agreement negotiations, and regulatory filings.

Mr. Jung, a former chartered accountant has had over twenty-five years of experience in the areas of finance and business. The past ten years he served as CEO of a TSX Venture Exchange listed company and spearheaded the successful establishment of two telecommunications joint venture projects in the people's republic of China. His financial background and familiarity in managing public companies will definitely be an asset to the company.

Also with immediate effect, Mr Allen Rose has been terminated as Company Secretary and Chief Financial Officer and Mr Versfelt has been appointed to these two positions.

In making these announcements, Graeme Rowland, Chairman and President of Rock Resources said, "I am very pleased to welcome John and Bill to the board and believe that their combined experience will enhance our efforts to create shareholder value."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

RCK.V
Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com